MICHAEL T. STUDER CPA P.C.
18 East Sunrise Highway, Suite 311
Freeport, NY 11520
Phone: (516) 378-1000
Fax: (516) 546-6220

December 16, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ladies and Gentlemen:

We are the predecessor independent registered public accounting firm for
Microelectronics Technology Company (the "Company"). We have read the Company's
disclosure set forth in Item 4.01 Changes in Registrant's Certifying Accountants of the
Company's Current Report on Form 8-K/A dated December 16, 2009 (the "Current
Report") and are in agreement with the disclosures in the Current Report, insofar as it
pertains to our firm, Michael T. Studer CPA P.C.

Very truly yours,

Michael T. Studer
President